AMENDMENT TO

SUB-ADVISORY AGREEMENT BETWEEN

EURO PACIFIC ASSET MANAGEMENT, LLC

AND CHAMPLAIN INVESTMENT PARTNERS, LLC

THIS AMENDMENT (the “Amendment”), dated as of March 15, 2017, to the Sub Advisory Agreement between Euro Pacific Asset Management, LLC and Champlain Investment Partners, LLC, dated as of November 19, 2015 (the “Agreement”), is entered into by and between Euro Pacific Asset Management, LLC, a Puerto Rican limited liability company with its principal office and place of business at Lots 81-82, Street C, Suite 204, Dorado, PR 00646 (the “Advisor”), and Champlain Investment Partners, LLC, a Delaware limited liability company with its principal office and place of business at 180 Battery Street, Suite 400, Burlington, Vermont 05401 (the “Sub-advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement dated April 6, 2015 (the “Advisory Agreement”) with Investment Managers Series Trust, a Delaware statutory trust, with its principal office and place of business at 235 West Galena Street, Milwaukee, Wisconsin 53212 (the “Trust”); and

WHEREAS, pursuant to the Agreement, the Sub-advisor has agreed to furnish investment advisory services to the EP Emerging Markets Small Companies Fund series (the “Fund”) of the Trust, which is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, pursuant to the Agreement the Sub-advisor’s fees are paid by the Advisor; and

WHEREAS, the parties wish to amend the sub-advisory fee to be paid to the Sub-advisor for providing such services to the Fund; and

WHEREAS, the implementation of such revisions will constitute only reallocation of sub-advisory fees between the Advisor and the Sub-advisor with respect to the Fund, and neither the quantity nor quality of advisory services to be provided by the Advisor or the Sub-advisor to the Fund will change in connection with such implementation; and

WHEREAS, this Amendment has been approved in accordance with the provisions of the 1940 Act, and the Sub-advisor is willing to continue to furnish such services upon the terms and conditions herein set forth;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Adviser and the Sub-Adviser as follows:

I.	Appendix B of the Agreement shall be deleted and replaced in its entirety by the following:

Sub-Advisory Fee:

The calculation of the monthly fee is based on the daily average net assets. Champlain Investment Partners, LLC’s maximum sub-advisory fee is 0.54%, equal to one half of the Fund’s Advisor fee of 1.08%.

Champlain has agreed to share expenses with the Adviser based on the following structure: the sub-advisory fee paid for each month shall be one-half of the excess of (a) the advisory fee earned by the Advisor with respect to the Fund for such month, over (b) any amounts waived by the Advisor and paid by the Advisor, as applicable, for such month pursuant to the Operating Expenses Limitation Agreement between the Advisor and the Trust dated March 1, 2017, as may be amended from time to time (the “net advisory fee” for such month); provided, however, that for any month such net advisory fee earned by the Advisor is in excess of 0.40% on an annualized basis, the Sub-advisor will waive an amount equal to 0.34% of the Fund’s daily average net assets on an annualized basis, subject to a minimum sub-advisory fee payment of 0.20% on an annualized basis for such month, until such time that the cumulative value of all such waivers by Champlain equals $653,088.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

EURO PACIFIC ASSET MANAGEMENT, LLC

Name: James R Nelson Title: Managing Member

CHAMPLAIN INVESTMENT PARTNERS, LLC

Eric Ode
Eric Ode (Sep 21, 2017) Name: Eric P Ode Title: Partner & Business Management